# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: RUM Group Inc., CIK 0001830081
CUSIP: 78137L105
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 444 Gulf of Mexico Dr, Longboat Key, Florida (FL), 34228
Date of event which requires filing of this statement: 06/17/2026
Filed by CIK 0002025889
Persons authorized to receive notices and communications: Tether Global Investments Fund, Final Av. La Revolucion, Edif. Centro, Corporativo Presidente Plaza, Nivel 12, San Salvador, El Salvador (H3), 00000, 4420 4621 1793; Daniel Woodard, McDermott Will & Schulte LLP, One Vanderbilt Avenue, New York, New York (NY), 10017, (212) 547-5400

## Reporting persons
- Tether Global Investments Fund, S.I.C.A.F., S.A. (CIK 0002025889): type of reporting person: corporation (CO); citizenship or place of organization: El Salvador (H3); source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 244,741,043; sole dispositive power 0; shared dispositive power 244,741,043; aggregate amount beneficially owned 244,741,043 (48.7% of the class)
  Comment: Note in relation to Items 8, 10 and 11: Includes (i) 141,877,369 shares of Class A Common Stock, par value $0.0001 per share, of RUM Group Inc. (f/k/a Rumble Inc.) ("Class A Common Stock"); and (ii) 102,863,674 Pre-Funded Warrants exercisable for Class A Common Stock held by Tether Investments, S.A. de C.V., a wholly owned subsidiary of Tether Global Investments Fund, S.I.C.A.F., S.A.
  
  Note in relation to Item 13: This percentage is calculated based upon (i) 276,222,174 shares of Class A Common Stock issued and outstanding; (ii) 123,690,470 shares of Class A Common Stock issuable upon exchange of any issued and outstanding exchangeable shares of the Issuer's subsidiary 1000045728 Ontario Inc.; and (iii) 102,863,674 Pre-Funded Warrants exercisable for Class A Common Stock, in each case, as of June 18, 2026.
- Tether Investments, S.A. de C.V. (CIK 0002049832): type of reporting person: corporation (CO); citizenship or place of organization: El Salvador (H3); source of funds: working capital (WC); sole voting power 0; shared voting power 244,741,043; sole dispositive power 0; shared dispositive power 244,741,043; aggregate amount beneficially owned 244,741,043 (48.7% of the class)
  Comment: Note in relation to Items 8, 10 and 11: Includes (i) 141,877,369 shares of Class A Common Stock; and (ii) 102,863,674 Pre-Funded Warrants exercisable for Class A Common Stock.
  
  Note in relation to Item 13: This percentage is calculated based upon (i) 276,222,174 shares of Class A Common Stock issued and outstanding; (ii) 123,690,470 shares of Class A Common Stock issuable upon exchange of any issued and outstanding exchangeable shares of the Issuer's subsidiary 1000045728 Ontario Inc.; and (iii) 102,863,674 Pre-Funded Warrants exercisable for Class A Common Stock,in each case, as of June 18, 2026.
- Giancarlo Devasini (CIK 0002050373): type of reporting person: individual (IN); citizenship or place of organization: Italy (L6); source of funds: other (OO); sole voting power 0; shared voting power 244,741,043; sole dispositive power 0; shared dispositive power 244,741,043; aggregate amount beneficially owned 244,741,043 (48.7% of the class)
  Comment: Note in relation to Items 8, 10 and 11: Includes (i) 141,877,369 shares of Class A Common Stock ; and (ii) 102,863,674 Pre-Funded Warrants exercisable for Class A Common Stock held by Tether Investments, S.A. de C.V., a wholly owned subsidiary of Tether Global Investments Fund, S.I.C.A.F., S.A. Mr. Devasini has a greater than 50% voting interest in Tether Global Investments Fund, S.I.C.A.F., S.A. The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person's pecuniary interest.
  
  Note in relation to Item 13: This percentage is calculated based upon (i) 276,222,174 shares of Class A Common Stock issued and outstanding; (ii) 123,690,470 shares of Class A Common Stock issuable upon exchange of any issued and outstanding exchangeable shares of the Issuer's subsidiary 1000045728 Ontario Inc.; and (iii) 102,863,674 Pre-Funded Warrants exercisable for Class A Common Stock, in each case, as of June 18, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: RUM Group Inc.
Address of issuer's principal executive offices: 444 Gulf of Mexico Dr, Longboat Key, Florida (FL), 34228
Comment: This statement on Schedule 13D amends the Schedule 13D of Tether Holdings, S.A. de C.V., an El Salvador entity, Tether Investments, S.A. de C.V., an El Salvador entity, and Giancarlo Devasini that was originally filed with the Securities and Exchange Commission on February 7, 2025 as amended by Amendment No. 1 filed on August 11, 2025 and Amendment No. 2 filed on November 12, 2025 (as amended, the "Schedule 13D") with respect to the Class A Common Stock, par value $0.0001 per share ("Class A Common Stock") of RUM Group Inc. (f/k/a Rumble Inc.), a Delaware corporation (the "Issuer"). This amendment to the Schedule 13D is being filed by Tether Global Investments Fund, S.I.C.A.F., S.A. (f/k/a Tether Holdings, S.A. de C.V.), an El Salvador entity, Tether Investments, S.A. de C.V., an El Salvador entity ("Tether Investments"), and Giancarlo Devasini (collectively, the "Reporting Persons") and constitutes Amendment No. 3 to the Schedule 13D. Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

## Item 4. Purpose of Transaction
Purpose of transaction:
See the Schedule 13D, as amended, for historical information. Item 4 is amended and supplemented as follows:

The Support Closing occurred on June 17, 2026. Pursuant to the terms of the Support Agreement, TINV sold, and the Issuer purchased, all of the ND Shares owned by TINV at the Support Closing (43,512,526 ND Shares) in exchange for an aggregate of 36,703,354 new shares of Class A Common Stock and Pre-Funded Warrants exercisable for an aggregate of 51,544,399 shares of Class A Common Stock.

On June 17, 2026, TINV purchased from the Issuer Pre-Funded Warrants exercisable for 4,599,365 shares of Class A Common Stock for an aggregate purchase price of $36,242,538. The Pre-Funded Warrants were issued pursuant to a draw down notice delivered by the Issuer upon the terms of the Issuer Equity Commitment Agreement.

On June 18, 2026, pursuant to the terms of the Sale and Transfer and Amendment and Restatement Agreement and as consideration for the transfer of the receivable under the Existing Node Loan, Irish Holdco (as defined below) (i) exchanged 50% of the value of the Existing Node Loan (or approximately EUR 317.5 million) for Pre-Funded Warrants exercisable for 46,719,910 shares of shares of Class A Common Stock and (ii) entered into the Credit Agreement (as defined below) with a starting principal amount of approximately EUR 317.5 million.

Each Pre-Funded Warrant entitles TINV to purchase, on a cash or cashless basis as provided in the Pre-Funded Warrant, up to the specified number of shares of Class A Common Stock, in each case at an exercise price of $0.0001 per share. The foregoing description of the Pre-Funded Warrants does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Form of Pre-Funded Warrant, which is filed as Exhibit 4.1 to the Issuer's Current Report on Form 8-K filed with the SEC on June 17, 2026.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
See the Schedule 13D, as amended, for historical information.

Item 6 is amended and supplemented as follows:

A&R Registration Rights Agreement and Transaction Agreement Amendment

On June 17, 2026, pursuant to the Support Agreement, the Issuer and TINV amended and restated the existing Registration Rights Agreement, dated as of February 7, 2025, between the Issuer and TINV, by entering into that certain Amended and Restated Registration Rights Agreement (the "A&R Registration Rights Agreement"). The A&R Registration Rights Agreement, among other things, provides TINV the right to require the Issuer to register the resale of any shares of Class A Common Stock that it beneficially owns, including the shares acquired by (or shares issuable upon exercise of the pre-funded warrants acquired by) TINV pursuant to the Support Agreement, the ECA and the Sale and Transfer and Amendment and Restatement Agreement (the "Transaction Documents").

On June 17, 2026, pursuant to the Support Agreement, the Issuer and TINV entered into that certain Amendment No. 1 (the "Transaction Agreement Amendment") to the existing Transaction Agreement between the Issuer and TINV, dated December 20, 2024 (the "Tether Transaction Agreement"), which, among other things, specifies that the shares of Class A Common Stock held or beneficially owned by TINV or its affiliates from time to time, including the shares acquired by (or shares issuable upon exercise of the Pre-Funded Warrants acquired by) TINV pursuant to the Transaction Documents, are subject to certain of the covenants contained in the Tether Transaction Agreement (as amended by the Transaction Agreement Amendment), including Tether's agreement to vote, a standstill and restrictions on transfer of shares.

The foregoing descriptions of the A&R Registration Rights Agreement and the Transaction Agreement Amendment do not purport to be complete and each is subject to, and qualified in its entirety by, the full text of the A&R Registration Rights Agreement and the Transaction Agreement Amendment, which are filed as Exhibit 10.1 and Exhibit 10.2, respectively, to the Issuer's Current Report on Form 8-K dated June 17, 2026.

Security Agreement and Securities Account Control Agreement

On June 17, 2026, Apreiron Investment Group Limited ("Grantor") entered into a US Security Agreement (the "Security Agreement") in favor of Tether Investments, S.A. de C.V. ("Lender") pursuant to which Grantor granted Lender a security interest in 4,555,921 shares of Class A Common Stock issued to Grantor at the Support Closing (the "Stock Collateral") as collateral to secure certain payment obligations of Grantor under that certain Loan Agreement, originally dated November 19, 2020, by and between Grantor, as borrower, and Lender, as the lender (the "Apeiron Loan Agreement").

On June 17, Grantor, Lender and Computershare Trust Company, N.A., as custodian, entered into a Securities Account Control Agreement (the "Control Agreement") to perfect Lender's security interest in the Stock Collateral. Following the delivery of a notice of exclusive control by Lender after the occurrence and during the continuation of an Event of Default (as defined in the Apeiron Loan Agreement), the custodian has agreed to comply with instructions from Lender regarding the account holding the Stock Collateral, including instructions relating to transfer or redemption of property in such account.

Prior to the occurrence and continuation of an Event of Default under the Security Agreement and delivery of a notice of exclusive control under the Control Agreement, but subject to certain limitations, (i) Grantor retains the sole right to vote and consent with respect to the Stock Collateral, (ii) Grantor retains the right to receive cash dividends or other cash distributions in respect of the Stock Collateral, and (iii) Lender has no right to direct the voting, transfer or disposition of the Stock Collateral, and no consent of Lender is required for Grantor to vote the Stock Collateral.

Credit Agreement

On June 18, 2026, Rumble Freedom First Holding Limited ("Irish HoldCo"), as borrower, and TINV, as lender, entered into that certain secured Credit Agreement (the "Credit Agreement") pursuant to the terms of the Sale and Transfer and Amendment and Restatement Agreement and as consideration for TINV transferring its receivable under the Existing ND Loan. The Credit Agreement provides for a secured five-year term facility (the "Facility") with commitments of EUR 317,533,400.90. The Facility matures on the five-year anniversary of June 18, 2026 (the "Loan Closing Date"). The Facility bears interest at (i) a margin of 3.00% p.a. plus (ii) EURIBOR.

The Credit Agreement contains a one-time right of TINV on the first anniversary of the Loan Closing Date to convert the entirety of the Facility into shares of Class A Common Stock, at a conversion price per share of Class A Common Stock equal to the greater of the 10-day VWAP of the Class A Common Stock as of such date or $7.88 per share; provided that the Issuer is required to deliver to TINV Pre-Funded Warrants to the extent that the issuance of shares of Class A Common Stock would result in TINV and its affiliates owning more than 9.9% of the outstanding voting power of the capital stock of the Issuer.

The Credit Agreement also includes, among other terms and conditions, customary affirmative and negative covenants and events of default customary for a credit facility of this size and type.

The foregoing description of the Credit Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Credit Agreement, which is filed as Exhibit 10.1 to the Issuer's Current Report on Form 8-K dated June 18, 2026.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Schedule A Executive Officers and Directors
99.1 Agreement of filing persons relating to filing of joint statement per Rule 13d-1(k).
9.11 Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Issuer's Form 8-K filed with the SEC on June 17, 2026).
99.12 Amended and Restated Registration Rights Agreement, dated as of June 17, 2026, by and between Rumble Inc. and Tether Investments, S.A. de C.V. (incorporated by reference to Exhibit 10.1 to the Issuer's Form 8-K filed with the SEC on June 17, 2026).
99.13 Amendment No. 1 Transaction Agreement, dated as of June 17, 2026, by and between Rumble Inc. and Tether Investments, S.A. de C.V. (incorporated by reference to Exhibit 10.2 to the Issuer's Form 8-K filed with the SEC on June 17, 2026).
99.14 Loan Agreement, dated as of June 18, 2026, by and between Rumble Freedom First Holding Limited and Tether Investments, S.A. de C.V. (incorporated by reference to Exhibit 10.1 to the Issuer's Form 8-K filed with the SEC on June 18, 2026).

## Signatures
- Tether Global Investments Fund, S.I.C.A.F., S.A.: /s/ Omar Rossi, Omar Rossi, Sole Administrator (06/22/2026)
- Tether Investments, S.A. de C.V.: /s/ Giancarlo Devasini, Name: Giancarlo Devasini, Title: Sole Administrator (06/22/2026)
- Giancarlo Devasini: /s/ Giancarlo Devasini, Giancarlo Devasini, individually (06/22/2026)